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MERRILL LYNCH INVESTMENT PARTNERS INC.
[PICTURE OF GLOBE APPEARS HERE]


ML Global Horizons L.P.


Monthly Statement April 1997
----------------------------
[LOGO OF MERRILL LYNCH]

                            ML Global Horizons L.P.

Dear Limited Partner,

The Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") decreased 2.30% during April to $149.41 per Unit on April 30, 1997 from $152.92 on March 31, 1997.

Difficult trading conditions negatively impacted the Fund's performance in April, as trendless conditions prevailed throughout much of the month in several key sectors, especially global bonds. In addition to interest rate trading, losses were incurred in stock index, metals and energy positions. Profitable trading for the Fund resulted from positions in agricultural commodities and currencies.

U.S. bond prices moved in a directionless pattern throughout most of the month, as investors remained concerned over inflation and its impact on further increases in interest rates by the U.S. Federal Reserve. However, prices of U.S. Treasury securities broke out of their narrow trading range on April 29 and 30, as weak economic data was released in several U.S. government reports. Similarly, Japanese government bonds saw no significant price movement, until prices began to trend downward near the end of the month, following the Bank of Japan's quarterly branch managers' meeting where officials reiterated the view that the economy is recovering "moderately" and essentially endorsed the current easy-money policy. Interest rate trading resulted in losses for the Fund in both dollar and non-dollar denominated bonds.

As equity markets worldwide experienced trend reversals in April, positions in stock index futures resulted in trading losses for the Fund. Following a downturn at mid-month, the U.S. stock market surged by month-end just short of record levels, on rising bond prices and renewed investor optimism. After experiencing quick price appreciation earlier this year, continental European equity markets drifted into benign trading ranges. Japanese equities began to trend upward at mid-month, following several weeks of little movement.

In agricultural commodities, the coffee market surged to new highs during the month on continued tightness in supply. Wheat prices also rose throughout much of April, as a significant freeze in well-developed U.S. winter wheat growing areas on April 11 and 12 dramatically changed the supply outlook for the coming year. Despite more price volatility than experienced in coffee and wheat futures, sugar prices appreciated to new highs by month-end. Positions in coffee, wheat and sugar resulted in trading profits for the Fund.

As of May 1, 1997, the Fund's assets were allocated as follows:


Trading Advisor                                     % Allocation
---------------                                     ------------
Chesapeake Capital Corporation                          37.20
John W. Henry & Company, Inc.                           24.08
ARA Portfolio Management Company, L.L.C.                13.86
Graham Capital Management, L.P.                          9.42
Willowbridge Associates Inc.                             9.18
Di Tomasso Group Inc.                                    6.26
                                                       -------
                                                       100.00%

Michael A. Karmelin has been appointed Chief Financial Officer, Vice President and Treasurer of Merrill Lynch Investment Partners Inc. ("MLIP"). Mr. Karmelin assumed these positions on April 14, 1997, when he completed his tenure as Chief Financial Officer of Merrill Lynch, Hubbard Inc. ("ML Hubbard"), a sponsor of real estate limited partnerships. Mr. Karmelin was born in 1947. Mr. Karmelin joined ML Hubbard in January 1994 and was a Vice President of that company. From May 1994 to April 1997, he was the Chief Financial Officer of ML Hubbard, responsible for its accounting, treasury and tax functions. Prior to joining ML Hubbard, Mr. Karmelin held several senior financial positions with Merrill Lynch & Co., Inc. ("ML&Co.") and Merrill Lynch, Pierce, Fenner & Smith Incorporated from December 1985 to December 1993, including Vice President/Senior Financial Officer Corporate Real Estate and Purchasing, Manager Commitment Control/Capital Budgeting, and Senior Project Manager/Project Analysis. Prior to joining ML&Co., Mr. Karmelin was employed at Avco Corporation for 17 years, where he held a variety of financial positions. Mr. Karmelin holds a B.B.A. degree in Accounting from Baruch College, C.U.N.Y. and a Master of Business Administration degree in Corporate Strategy and Finance from New York University. Mr. Karmelin passed the Certified Public Accountant examination in 1974 and is a member of the Treasury Management Association, the Institute of Management Accountants and The Strategic Leadership Forum.

Mr. James M. Bernard no longer acts as Chief Financial Officer and Treasurer of MLIP, effective April 14, 1997. Mr. Bernard remains a Senior Vice President of MLIP.

The Fund's losses during April were well within the Fund's historical performance volatility. We look forward to improved performance as more favorable market conditions develop.

                                        Sincerely,
                                        John R. Frawley, Jr.
                                        President and Chief Executive Officer
                                        Merrill Lynch Investment Partners Inc.
                                        (General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML GLOBAL HORIZONS L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.


                            ML Global Horizons L.P.
                                April 30, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (579,066 Units) at
 March 31, 1997                                                    $ 88,552,139
Plus Additions of 60,648 Units                                        9,061,418
Net Income/(Loss) for April 1997                                     (2,033,714)
Less Redemptions of 2,944 Units                                        (439,863)
                                                                   ------------
Net Asset Value (636,770 Units) at
 April 30, 1997                                                    $ 95,139,980
                                                                   ============
Net Asset Value per Unit at
 April 30, 1997                                                    $     149.41
                                                                   ============

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                          Statement of Income/(Loss)

                                                                       April
                                                                    -----------
Revenues:
 Realized Profit/(Loss)                                             $   533,984
 Change in Unrealized Profit/(Loss)                                  (2,850,802)
                                                                    -----------
 Total Trading Results                                               (2,316,818)
 Interest Income                                                        370,619
                                                                    -----------
Total Revenues                                                       (1,946,199)

Expenses:
 Brokerage Commissions                                                  531,713
 Administrative Fee                                                      18,335
 Allocation of New Profit Share                                        (194,883)
 Incentive Fee Override                                                (267,650)
                                                                    -----------
 Total Expenses                                                          87,515
                                                                    -----------
Net Income/(Loss)                                                   $(2,033,714)
                                                                    ===========

--------------------------------------------------------------------------------
To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.


/s/ Michael A. Karmelin
Michael A. Karmelin
Chief Financial Officer
Merrill Lynch Investment Partners Inc.

Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106